Exhibit 99.2

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Norbord Inc.

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

936982-1

Corporation number(s) / Numéro(s) de la ou des sociétés

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

/s/ Raymond Edwards

Raymond Edwards

Director / Directeur

2021-02-01

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Canada

Certificate of Arrangement canada Business Colpotaflons Act Norbord. Inc. CoJporate name(s) of CBCA applicantsI D6nmninatiOD(s) sociale(s) de laou des societ6s LCSA requ6rantes I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 ofthe Canada Business Corporations A.ct. Certificat darrangement Lol canadlenne sur las socldtds par actions 936982-1 ColpoiatioD aumber(s)I Numero(s) de Ia ou dessocietes JE CERTIFIE que l‘arrangement mentionne dans les clauses d’arrangement annexees a pris effet en vertu de I’article 192 de Ia Loi canadienne sur les societes par actions. Raymond Edwards Director I /s/ Raymond Edwards Directeur 2021-02-01 Date of Arrangement CfYYY-MM-DD) Date de l’arrangement (AAAA-MM-JJ)

Innovation,Sciences et Developpement economique Canada Corporations Canada Canada Business Corporations Act (CBCA) FORM 14.1 ARTICLES OF ARRANGEMENT (Section 192) 1·Name of the applicant corporation(s) Corporation number [”””’”” Inc. I 93698?-1 2 - Name of the corporation(s) the articles of which are amended,if applicable Corporation number N /A I I 3 Name of the corporation(s) created by amalgamation,if applicable Corporation number [/A I 4 - Name of the dissolved corporation(s),if applicable Corporation number t\J./A I I 5 - Name of the other bodies corporate involved, if applicable Corporation number or jurisdiction 7\1’1’7\CHP.D SCHP.DUT.F rCR I 6 -In accordance with the order approving the arrangement,the plan of arrangement attached hereto,involving the above named body(ies} corporate,is hereby effected. In accordance with the plan of arrangement, 0a. the articles of the corporation(s) indicated in item 2, are amended. If the amendment includes a name change, indicate the change below: N/ P, I D b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number): N/ JI. D c. the corporation(s} indicated in item 4 is(are) liquidated and dissolved: I N / JI. 7 -Ihereby certify that I am a director or an authorized officer of one of the applicant corporations. Signature: Print name: Lam ard, Sr. VP and CFO Note:Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). ISED-ISDE 3189E (2016/11) Page 1 of 2

SCHEDULE

5 – Name of other bodies corporate involved, if applicable

Name	Corporation number or jurisdiction

West Fraser Timber Co. Ltd.	British Columbia

2310693 Alberta ULC	Alberta

2310729 Alberta ULC	Alberta

2310938 Alberta ULC	Alberta

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated November 18, 2020 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Consideration” means the West Fraser Shares to be issued to the Shareholders pursuant to this Plan of Arrangement on the basis of 0.675 of a West Fraser Share in exchange for each Norbord Share held, subject to adjustment as provided for in the Arrangement Agreement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any trust company, bank or financial institution agreed to in writing by West Fraser and Norbord, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Norbord Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Norbord Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Norbord Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“Effective Date” means the date upon which West Fraser and Norbord agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist);

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 3:01am (Toronto time) on the Effective Date or such other time as agreed to by West Fraser and Norbord in writing;

“Exchange Ratio” means the exchange ratio of 0.675 of a West Fraser Share for each Norbord Share, as such Exchange Ratio may be adjusted pursuant to the Arrangement Agreement;

“Final Order” means the final order of the Court pursuant to Section 192(4) of the CBCA approving the Arrangement, as such order may be amended by the Court (with the consent of West Fraser and Norbord, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of West Fraser and Norbord, acting reasonably) on appeal;

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Holdco Agreements” has the meaning ascribed thereto in Section 2.13(c) of the Arrangement Agreement;

“Holdco Share Consideration” means, in respect of each Qualifying Holdco Share, (i) 0.675 of a West Fraser Share, subject to adjustment as provided for in the Arrangement Agreement, multiplied by the number of Norbord Shares held by such Qualifying Holdco divided by (ii) the aggregate number of Qualifying Holdco Shares that are issued and outstanding;

“In the Money Amount” means in respect of a Norbord Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

“Incentive Securities” means, collectively, the Norbord DSUs, the Norbord RSUs and the Norbord Options;

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of West Fraser and Norbord, acting reasonably);

“Law” or “Laws” means all laws (including common law), by laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law

(including the rules of the TSX and NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over such Person or its or their business, undertaking, assets, property or securities;

“Legacy Ainsworth Option Plan” means the Norbord stock option plan for participants in the Ainsworth Lumber Co. Ltd. stock option plan effective as of March 31, 2015;

“Letter of Transmittal” means the letters of transmittal to be delivered by Norbord to the Shareholders and the Qualifying Holdco Shareholders providing for delivery of the certificates representing the Shareholder’s Norbord Shares or the Qualifying Holdco’s Qualifying Holdco Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Norbord” means Norbord Inc., a corporation existing under the laws of Canada;

“Norbord Continuing Executives” means the holders of Incentive Securities who are not Norbord Departing Executives;

“Norbord Departing Executives” means the officers and employees of Norbord who will cease and not continue as officers and employees of Norbord following the completion of the Arrangement;

“Norbord DSU Plans” means (i) the deferred share unit plan for management of Norbord, as amended and restated as of May 5, 2020, (ii) the deferred share unit plan for non-employee directors of Norbord, as amended and restated as of May 5, 2020 and (iii) the deferred share unit plan of Ainsworth Lumber Co. Ltd., as amended and restated as of March 31, 2015;

“Norbord DSUs” means the outstanding deferred share units issued under the Norbord DSU Plans;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan;

“Norbord RSU Plan” means the restricted stock unit plan of Norbord instituted effective as of January 31, 2006;

“Norbord RSUs” means the outstanding restricted share units issued under the Norbord RSU Plan;

“Norbord Shares” means common shares in the capital of Norbord, as currently constituted and that are currently listed and posted for trading on the TSX and NYSE under the symbol “OSB”;

“Norbord Stock Option Plan” means the stock option plan of Norbord dated April 27, 2012, as amended on June 14, 2015, and includes, as it relates to Norbord UK Eligible Employees, the Norbord UK Subplan;

“Norbord UK Eligible Employees” has the meaning ascribed thereto in Section 2 of the Norbord UK Subplan;

“Norbord UK Subplan” means the Appendix to the Norbord Stock Option Plan, approved on February 12, 2013, relating to the granting of Norbord Options to Norbord UK Eligible Employees;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the volume- weighted average price on the TSX of the West Fraser Shares for a five Business Day period, starting with the opening of trading on the seventh Business Day prior to the Effective Date to the closing of trading on the third to last Business Day prior to the Effective Date, as reported by Bloomberg;

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 9.1 of the Arrangement Agreement and this plan of arrangement;

“Qualifying Holdco” has the meaning ascribed thereto in Section 2.13(a) of the Arrangement Agreement;

“Qualifying Holdco Shareholders” has the meaning ascribed thereto in Section 2.13(a) of the Arrangement Agreement;

“Qualifying Holdco Shares” has the meaning ascribed thereto in Section 2.13(a)(v) of the Arrangement Agreement;

“Replacement Option” means an option to purchase West Fraser Shares having the terms and conditions determined in accordance with Section 3.1(a)(i);

“Shareholders” means the holders of Norbord Shares;

“Special Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“TSX” means the Toronto Stock Exchange;

“West Fraser” means West Fraser Timber Co. Ltd., a corporation existing under the laws of British Columbia;

“West Fraser Shares” means common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “WFT”;

“West Fraser Stock Option Plan” means the stock option plan of West Fraser, as amended and restated as of April 19, 2016; and

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(g) hereof.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and in accordance with the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon West Fraser, Norbord, the Shareholders, including any Dissenting Shareholders and the Qualifying Holdco Shareholders, and the holders of Incentive Securities.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)

with respect to Norbord Options and Norbord RSUs held by the Norbord Continuing Executives and all outstanding Norbord DSUs, whether held by Norbord Continuing Executives, Norbord Departing Executives or Norbord directors, such Incentive Securities will continue in full force and effect without amendment except as provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan, Norbord RSU Plan or Norbord DSU Plans or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(i)

each Norbord Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (1) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange;

(ii)

each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord RSU Plan, so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio; and

(iii)

with respect to the Norbord DSUs, after taking into account any prior crediting of salary and director fees earned in the form of Norbord DSUs, each Norbord DSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord DSU Plans, so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio;

(b)

with respect to Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives, such Incentive Securities will be terminated in the manner provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan or Norbord RSU Plan or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(i)

each Norbord Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan, be surrendered by the holder thereof to Norbord in exchange for a cash payment by Norbord equal to the number of Norbord Shares issuable upon exercise of such Norbord Option, multiplied by (1) the Payout Value, less (2) the applicable exercise price of such Norbord Option, and, for greater certainty, where such amount is zero or a negative Norbord shall be obligated to pay the holder of such Norbord Option a cash payment equal to $0.01 in respect of each such Norbord Option, and thereafter each such Norbord Option shall immediately be cancelled and terminated; and

(ii)

each Norbord RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash payment equal to the Payout Value, and thereafter each such Norbord RSU shall immediately be cancelled and terminated, in each case, subject to the applicable Tax withholdings and other source deduction provisions of this Plan of Arrangement;

(c)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date;

(d)

each Dissenting Shareholder shall transfer to Norbord all of the Dissent Shares held, without any further act or formality on its part, and, in consideration therefor, Norbord shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those Dissent Shares as determined pursuant to Section 4.1, and, in respect of the Dissent Shares so deemed to be transferred:

(i)	the Dissenting Shareholder shall cease to be a holder of such Dissent Shares;

(ii)	the name of the Dissenting Shareholder shall be removed from the register of Shareholders as of the Effective Time;

(iii)

the Dissenting Shareholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Dissent Shares to Norbord; and

(iv)	the Dissent Shares shall be cancelled by Norbord and the central securities register of Norbord shall be revised accordingly;

(e)

each Qualifying Holdco Share of a particular Qualifying Holdco that is outstanding and held by a Qualifying Holdco Shareholder shall be transferred and deemed to be transferred by the Qualifying Holdco Shareholder to West Fraser (free and clear of any Liens) in accordance with the applicable Holdco Agreement in exchange for the Holdco Share Consideration for the particular Qualifying Holdco;

(f)

each Norbord Share (other than (i) any Dissent Share and (ii) any Norbord Share held by a Qualifying Holdco, the Qualifying Holdco Shares of which are acquired by West Fraser pursuant to Section 3.1(e) (which shall not be exchanged under the Arrangement and shall remain outstanding as a Norbord Share held by such Qualifying Holdco)) shall be transferred and assigned to West Fraser (free and clear of any Liens) in exchange for the Consideration; and

(g)	with respect to each Norbord Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Section 3.1(e) or Section 3.1(f):

(i)

the registered holder thereof shall cease to be the registered holder of such Norbord Share or Qualifying Holdco Share (as applicable) and the name of such registered holder shall be removed from the register of Shareholders or Qualifying Holdco Shareholders (as applicable) as of the Effective Time of the applicable transfer and assignment provided for in Section 3.1(e) or Section 3.1(f);

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise,

required to transfer and assign such Norbord Share or Qualifying Holdco Share; and

(iii)

West Fraser will be the holder of all of the outstanding Norbord Shares and Qualifying Holdco Shares and the central securities register of Norbord and any Qualifying Holdco shall be revised accordingly.

3.2	No Fractional Consideration

In no event shall any fractional West Fraser Shares be issued under this Plan of Arrangement. All calculations of West Fraser in respect of Consideration and Holdco Share Consideration to be received under this Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate number of West Fraser Shares to be issued to a Shareholder or a Qualifying Holdco Shareholder as Consideration or Holdco Share Consideration under this Plan of Arrangement would result in a fraction of a West Fraser Share being issuable, then the number of West Fraser Shares to be issued to such Shareholder or Qualifying Holdco Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional West Fraser Share thereof, West Fraser will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the volume-weighted average trading price of West Fraser Shares on the TSX for the five trading days immediately preceding the Effective Date.

3.3	Deemed Fully Paid and Non-Assessable Shares

All West Fraser Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Business Corporations Act (British Columbia).

3.4	Adjustments to the Consideration

All calculations and determinations made by West Fraser, Norbord or the Depositary, as applicable, for the purposes of this Plan of Arrangement and the Arrangement Agreement shall be conclusive, final, and binding.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to Norbord Shares held by such Shareholder pursuant to Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1(a); provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution must be received by Norbord not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Special Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)

are ultimately entitled to be paid by Norbord fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of any Liens) to Norbord in accordance with Section 3.1(d); and

(ii)

are ultimately not entitled, for any reason, to be paid by Norbord fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Norbord Shares on the same basis as a non- dissenting Shareholder and shall be entitled to receive only the Consideration that such non-dissenting Shareholders are entitled to receive, on the basis set forth in Section 3.1(f).

(b)

In no event shall West Fraser or Norbord or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Norbord Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time of Section 3.1(d) or 3.1(f) as applicable, and at the Effective Time of Section 3.1(d) or 3.1(f), as applicable, the names of such Dissenting Shareholders shall be deleted from the central securities register of Norbord as at such Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Norbord Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

EXCHANGE OF CERTIFICATES

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, West Fraser shall deliver or arrange to be delivered to the Depositary the Consideration.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) or 3.1(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Qualifying Holdco Shareholder or the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Qualifying Holdco Shareholder or Shareholder, the Holdco Share Consideration or the Consideration, as applicable, which such Shareholder has the right to receive under the Arrangement for such Qualifying Holdco Shares or Norbord Shares, less any amounts withheld pursuant to Section 5.1(g), and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) and Section 3.1(f), respectively, shall be deemed after the Effective Time of Section 3.1(e) and Section 3.1(f), respectively, to represent only the right to receive upon such surrender the Holdco Share Consideration or the Consideration (as applicable) to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.1(g). Any such certificate formerly representing Norbord Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Norbord Shares or Qualifying Holdco Shares of any kind or nature against or in Norbord or West Fraser. On such date, all Consideration or Holdco Share Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to West Fraser or Norbord, as applicable.

(d)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Shareholder to receive the Consideration for Norbord Shares or of any Qualifying Holdco Shareholder to receive the Holdco Share Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to West Fraser or Norbord, as applicable.

(e)

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Norbord Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to West Fraser and the Depositary (acting reasonably) in such sum as West Fraser may direct, or otherwise indemnify West Fraser and Norbord in a manner satisfactory to West Fraser and Norbord, acting reasonably, against any claim that may be made against West Fraser and Norbord with respect to the certificate alleged to have been lost, stolen or destroyed.

(f)

On the Effective Date, Norbord shall deliver, or shall cause to be delivered, to each holder of Incentive Securities, as reflected on the register maintained by or on behalf of Norbord in respect of such Incentive Securities, a cheque representing the cash payment, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Security, less any amounts withheld pursuant to Section 5.1(g) hereof.

(g)

West Fraser, Norbord and the Depositary shall be entitled to deduct and withhold from any amount payable or deliverable to any Person under the Plan of Arrangement and from all dividends or other distributions or other consideration or payments otherwise payable or deliverable to any former securityholders of Norbord, such amounts as West Fraser, Norbord or the Depositary, as applicable, determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, or to meet any related remittance requirement (collectively, a “Withholding Obligation”). To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

(h)	Any exchange or transfer of Norbord Shares and Qualifying Holdco Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

West Fraser and Norbord reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Special Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Shareholders and communicated to the Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Norbord and West Fraser, may be proposed by Norbord and West Fraser at any time prior to or at the Special Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting will be effective only if it is consented to by each of Norbord and West Fraser and, if required by the Court, by some or all of the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Norbord and West Fraser without the approval of or communication to the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of Norbord and West Fraser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Shareholders.

(e)

Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

CV-20-00652854

Re NORBORD INC.

(1) Order to go on the terms of the attached.

Hainey J.

January 22, 2021

CU-20-00652854 Re NORBORD INC. 1 Dated to go on the teran of the attached. January 22, 2021

Commercial List Court File No. CV-20-00652854-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

)
THE HONOURABLE		FRIDAY, THE 22nd
)
JUSTICE HAINEY		DAY OF JANUARY 2021
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF NORBORD INC.

NORBORD INC.

Applicant

ORDER

THIS APPLICATION made by the Applicant, Norbord Inc. (“Norbord”) for approval of a plan of arrangement pursuant to section 192(4) of the Canada Business Corporations Act , R.S.C. 1985, c. C-44, as amended (the “CBCA”) was heard this day by Zoom.

ON READING the Notice of Application issued December 10, 2020, the Affidavit of Robin Lampard sworn December 15, 2020, the affidavits of mailing, and the Affidavit of Robin Lampard sworn January 20, 2021, and on hearing the submissions of counsel for Norbord, on being advised that the Director appointed under the CBCA does not consider it necessary to appear, and having determined that the arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order is an arrangement for the purposes of section 192 of the CBCA and is fair and reasonable in accordance with the requirements of that section,

1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order, shall be and is hereby approved.

2. THIS COURT ORDERS that, in accordance with paragraph 25 of the interim order, this order will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(l 0) thereof regarding the distribution of securities pursuant to the Arrangement.

3. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

‘

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

APPENDIX E

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated November 18, 2020 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Consideration” means the West Fraser Shares to be issued to the Shareholders pursuant to this Plan of Arrangement on the basis of 0.675 of a West Fraser Share in exchange for each Norbord Share held, subject to adjustment as provided for in the Arrangement Agreement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any trust company, bank or financial institution agreed to in writing by West Fraser and Norbord, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Norbord Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Norbord Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Norbord Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“Effective Date” means the date upon which West Fraser and Norbord agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist);

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 3:01am (Toronto time) on the Effective Date or such other time as agreed to by West Fraser and Norbord in writing;

“Exchange Ratio” means the exchange ratio of 0.675 of a West Fraser Share for each Norbord Share, as such Exchange Ratio may be adjusted pursuant to the Arrangement Agreement;

“Final Order” means the final order of the Court pursuant to Section 192(4) of the CBCA approving the Arrangement, as such order may be amended by the Court (with the consent of West Fraser and Norbord, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of West Fraser and Norbord, acting reasonably) on appeal;

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Holdco Agreements” has the meaning ascribed thereto in Section 2.13(c) of the Arrangement Agreement;

“Holdco Share Consideration” means, in respect of each Qualifying Holdco Share, (i) 0.675 of a West Fraser Share, subject to adjustment as provided for in the Arrangement Agreement, multiplied by the number of Norbord Shares held by such Qualifying Holdco divided by (ii) the aggregate number of Qualifying Holdco Shares that are issued and outstanding;

“In the Money Amount” means in respect of a Norbord Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

“Incentive Securities” means, collectively, the Norbord DSUs, the Norbord RSUs and the Norbord Options;

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of West Fraser and Norbord, acting reasonably);

“Law” or “Laws” means all laws (including common law), by laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of the TSX and NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over such Person or its or their business, undertaking, assets, property or securities;

“Legacy Ainsworth Option Plan” means the Norbord stock option plan for participants in the Ainsworth Lumber Co. Ltd. stock option plan effective as of March 31, 2015;

“Letter of Transmittal” means the letters of transmittal to be delivered by Norbord to the Shareholders and the Qualifying Holdco Shareholders providing for delivery of the certificates representing the Shareholder’s Norbord Shares or the Qualifying Holdco’s Qualifying Holdco Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Norbord” means Norbord Inc., a corporation existing under the laws of Canada;

“Norbord Continuing Executives” means the holders of Incentive Securities who are not Norbord Departing Executives;

“Norbord Departing Executives” means the officers and employees of Norbord who will cease and not continue as officers and employees of Norbord following the completion of the Arrangement;

“Norbord DSU Plans” means (i) the deferred share unit plan for management of Norbord, as amended and restated as of May 5, 2020, (ii) the deferred share unit plan for non-employee directors of Norbord, as amended and restated as of May 5, 2020 and (iii) the deferred share unit plan of Ainsworth Lumber Co. Ltd., as amended and restated as of March 31, 2015;

“Norbord DSUs” means the outstanding deferred share units issued under the Norbord DSU Plans;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan;

“Norbord RSU Plan” means the restricted stock unit plan of Norbord instituted effective as of January 31, 2006;

“Norbord RSUs” means the outstanding restricted share units issued under the Norbord RSU Plan;

“Norbord Shares” means common shares in the capital of Norbord, as currently constituted and that are currently listed and posted for trading on the TSX and NYSE under the symbol “OSB”;

“Norbord Stock Option Plan” means the stock option plan of Norbord dated April 27, 2012, as amended on June 14, 2015, and includes, as it relates to Norbord UK Eligible Employees, the Norbord UK Subplan;

“Norbord UK Eligible Employees” has the meaning ascribed thereto in Section 2 of the Norbord UK Subplan;

“Norbord UK Subplan” means the Appendix to the Norbord Stock Option Plan, approved on February 12, 2013, relating to the granting of Norbord Options to Norbord UK Eligible Employees;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the volume-weighted average price on the TSX of the West Fraser Shares for a five Business Day period, starting with the opening of trading on the seventh Business Day prior to the Effective Date to the closing of trading on the third to last Business Day prior to the Effective Date, as reported by Bloomberg;

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 9.1 of the Arrangement Agreement and this plan of arrangement;

“Qualifying Holdco” has the meaning ascribed thereto in Section 2.13(a) of the Arrangement Agreement;

“Qualifying Holdco Shareholders” has the meaning ascribed thereto in Section 2.13(a) of the Arrangement Agreement;

“Qualifying Holdco Shares” has the meaning ascribed thereto in Section 2.13(a)(v) of the Arrangement Agreement;

“Replacement Option” means an option to purchase West Fraser Shares having the terms and conditions determined in accordance with Section 3.1(a)(i);

“Shareholders” means the holders of Norbord Shares;

“Special Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“TSX” means the Toronto Stock Exchange;

“West Fraser” means West Fraser Timber Co. Ltd., a corporation existing under the laws of British Columbia;

“West Fraser Shares” means common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “WFT”;

“West Fraser Stock Option Plan” means the stock option plan of West Fraser, as amended and restated as of April 19, 2016; and

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(g) hereof.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3 Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5 References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and in accordance with the provisions of the Arrangement Agreement.

2.2 Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon West Fraser, Norbord, the Shareholders, including any Dissenting Shareholders and the Qualifying Holdco Shareholders, and the holders of Incentive Securities.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)

with respect to Norbord Options and Norbord RSUs held by the Norbord Continuing Executives and all outstanding Norbord DSUs, whether held by Norbord Continuing Executives, Norbord Departing Executives or Norbord directors, such Incentive Securities will continue in full force and effect without amendment except as provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan, Norbord RSU Plan or Norbord DSU Plans or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(i)

each Norbord Option outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Norbord Option immediately prior to the Effective Time, such number of West Fraser Shares equal to (1) that number of Norbord Shares that were issuable upon exercise of such Norbord Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of West Fraser Shares, at an exercise price per West Fraser Share equal to the quotient determined by dividing (X) the exercise price per Norbord Share at which such Norbord Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Norbord Option before the exchange;

(ii)

each Norbord RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms (other than those terms and conditions rendered inoperative by reason of the Transaction) provided that the terms of such Norbord RSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord RSU Plan, so as to substitute for the Norbord Shares subject to such Norbord RSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord RSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio; and

(iii)

with respect to the Norbord DSUs, after taking into account any prior crediting of salary and director fees earned in the form of Norbord DSUs, each Norbord DSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms provided that the terms of such Norbord DSUs shall be deemed to be amended, in accordance with the adjustment provisions of the Norbord DSU Plans, so as to substitute for the Norbord Shares subject to such Norbord DSUs such number of West Fraser Shares equal to (1) the number of Norbord Shares subject to the Norbord DSUs immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio;

(b)

with respect to Incentive Securities, other than Norbord DSUs, held by each of the Norbord Departing Executives, such Incentive Securities will be terminated in the manner provided below and notwithstanding anything to the contrary in the Norbord Stock Option Plan, Legacy Ainsworth Option Plan or Norbord RSU Plan or any applicable grant letter, employment agreement or any resolution or determination of the Norbord Board (or any committee thereof):

(i)

each Norbord Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Norbord Stock Option Plan or the Legacy Ainsworth Option Plan, be surrendered by the holder thereof to Norbord in exchange for a cash payment by Norbord equal to the number of Norbord Shares issuable upon exercise of such Norbord Option, multiplied by (1) the Payout Value, less (2) the applicable exercise price of such Norbord Option, and, for greater certainty, where such amount is zero or a negative Norbord shall be obligated to pay the holder of such Norbord Option a cash payment equal to $0.01 in respect of each such Norbord Option, and thereafter each such Norbord Option shall immediately be cancelled and terminated; and

(ii)

each Norbord RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash payment equal to the Payout Value, and thereafter each such Norbord RSU shall immediately be cancelled and terminated, in each case, subject to the applicable Tax withholdings and other source deduction provisions of this Plan of Arrangement;

(c)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date;

(d)

each Dissenting Shareholder shall transfer to Norbord all of the Dissent Shares held, without any further act or formality on its part, and, in consideration therefor, Norbord shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those Dissent Shares as determined pursuant to Section 4.1, and, in respect of the Dissent Shares so deemed to be transferred:

(i)	the Dissenting Shareholder shall cease to be a holder of such Dissent Shares;

(ii)	the name of the Dissenting Shareholder shall be removed from the register of Shareholders as of the Effective Time;

(iii)

the Dissenting Shareholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Dissent Shares to Norbord; and

(iv)	the Dissent Shares shall be cancelled by Norbord and the central securities register of Norbord shall be revised accordingly;

(e)

each Qualifying Holdco Share of a particular Qualifying Holdco that is outstanding and held by a Qualifying Holdco Shareholder shall be transferred and deemed to be transferred by the Qualifying Holdco Shareholder to West Fraser (free and clear of any Liens) in accordance with the applicable Holdco Agreement in exchange for the Holdco Share Consideration for the particular Qualifying Holdco;

(f)

each Norbord Share (other than (i) any Dissent Share and (ii) any Norbord Share held by a Qualifying Holdco, the Qualifying Holdco Shares of which are acquired by West Fraser pursuant to Section 3.1(e) (which shall not be exchanged under the Arrangement and shall remain outstanding as a Norbord Share held by such Qualifying Holdco)) shall be transferred and assigned to West Fraser (free and clear of any Liens) in exchange for the Consideration; and

(g)	with respect to each Norbord Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Section 3.1(e) or Section 3.1(f):

(i)

the registered holder thereof shall cease to be the registered holder of such Norbord Share or Qualifying Holdco Share (as applicable) and the name of such registered holder shall be removed from the register of Shareholders or Qualifying Holdco Shareholders (as applicable) as of the Effective Time of the applicable transfer and assignment provided for in Section 3.1(e) or Section 3.1(f);

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Norbord Share or Qualifying Holdco Share; and

(iii)

West Fraser will be the holder of all of the outstanding Norbord Shares and Qualifying Holdco Shares and the central securities register of Norbord and any Qualifying Holdco shall be revised accordingly.

3.2	No Fractional Consideration

In no event shall any fractional West Fraser Shares be issued under this Plan of Arrangement. All calculations of West Fraser in respect of Consideration and Holdco Share Consideration to be received under this Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate number of West Fraser Shares to be issued to a Shareholder or a Qualifying Holdco Shareholder as Consideration or Holdco Share Consideration under this Plan of Arrangement would result in a fraction of a West Fraser Share being issuable, then the number of West Fraser Shares to be issued to such Shareholder or Qualifying Holdco Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional West Fraser Share thereof, West Fraser will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the volume-weighted average trading price of West Fraser Shares on the TSX for the five trading days immediately preceding the Effective Date.

3.3	Deemed Fully Paid and Non-Assessable Shares

All West Fraser Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Business Corporations Act (British Columbia).

3.4	Adjustments to the Consideration

All calculations and determinations made by West Fraser, Norbord or the Depositary, as applicable, for the purposes of this Plan of Arrangement and the Arrangement Agreement shall be conclusive, final, and binding.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to Norbord Shares held by such Shareholder pursuant to Section 190 of the CBCA, as modified by the Interim Order and this section 4.1(a); provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution must be received by Norbord not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Special Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)

are ultimately entitled to be paid by Norbord fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of any Liens) to Norbord in accordance with Section 3.1(d); and

(ii)

are ultimately not entitled, for any reason, to be paid by Norbord fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Norbord Shares on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the Consideration that such non-dissenting Shareholders are entitled to receive, on the basis set forth in Section 3.1(f).

(b)

In no event shall West Fraser or Norbord or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Norbord Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time of Section 3.1(d) or 3.1(f) as applicable, and at the Effective Time of Section 3.1(d) or 3.1(f), as applicable, the names of such Dissenting Shareholders shall be deleted from the central securities register of Norbord as at such Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Norbord Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

EXCHANGE OF CERTIFICATES

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, West Fraser shall deliver or arrange to be delivered to the Depositary the Consideration.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) or 3.1(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Qualifying Holdco Shareholder or the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Qualifying Holdco Shareholder or Shareholder, the Holdco Share Consideration or the Consideration, as applicable, which such Shareholder has the right to receive under the Arrangement for such Qualifying Holdco Shares or Norbord Shares, less any amounts withheld pursuant to Section 5.1(g), and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Qualifying Holdco Shares or Norbord Shares that were transferred pursuant to Section 3.1(e) and Section 3.1(f), respectively, shall be deemed after the Effective Time of Section 3.1(e) and Section 3.1(f), respectively, to represent only the right to receive upon such surrender the Holdco Share Consideration or the Consideration (as applicable) to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.1(g). Any such certificate formerly representing Norbord Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Norbord Shares or Qualifying Holdco Shares of any kind or nature against or in Norbord or West Fraser. On such date, all Consideration or Holdco Share Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to West Fraser or Norbord, as applicable.

(d)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Shareholder to receive the Consideration for Norbord Shares or of any Qualifying Holdco Shareholder to receive the Holdco Share Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to West Fraser or Norbord, as applicable.

(e)

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Norbord Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to West Fraser and the Depositary

(acting reasonably) in such sum as West Fraser may direct, or otherwise indemnify West Fraser and Norbord in a manner satisfactory to West Fraser and Norbord, acting reasonably, against any claim that may be made against West Fraser and Norbord with respect to the certificate alleged to have been lost, stolen or destroyed.

(f)

On the Effective Date, Norbord shall deliver, or shall cause to be delivered, to each holder of Incentive Securities, as reflected on the register maintained by or on behalf of Norbord in respect of such Incentive Securities, a cheque representing the cash payment, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Security, less any amounts withheld pursuant to Section 5.1(h) hereof.

(g)

West Fraser, Norbord and the Depositary shall be entitled to deduct and withhold from any amount payable or deliverable to any Person under the Plan of Arrangement and from all dividends or other distributions or other consideration or payments otherwise payable or deliverable to any former securityholders of Norbord, such amounts as West Fraser, Norbord or the Depositary, as applicable, determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, or to meet any related remittance requirement (collectively, a “Withholding Obligation”). To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

(h)	Any exchange or transfer of Norbord Shares and Qualifying Holdco Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

West Fraser and Norbord reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Special Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Shareholders and communicated to the Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Norbord and West Fraser, may be proposed by Norbord and West Fraser at any time prior to or at the Special Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting will be effective only if it is consented to by each of Norbord and West Fraser and, if required by the Court, by some or all of the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Norbord and West Fraser without the approval of or communication to the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of Norbord and West Fraser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Shareholders.

(e)

Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.